UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-19410

NOTIFICATION OF LATE FILING

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:       June 30, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:  Sepracor Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number):  84 Waterford Drive
City, state and zip code:  Marlborough, MA 01752

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Securities and Exchange Commission (the “SEC”) is conducting an informal inquiry into our stock option granting practices.  In June 2006, we appointed a special committee of outside directors to conduct an internal review relating to our stock option grants and stock option practices.  The special committee, with the assistance of legal counsel and accounting specialists, is reviewing stock option grants to our officers, directors and employees from 1996 to the present under our various stock option plans in effect during this period.  Sepracor is cooperating with this review and our finance department has also reviewed the stock option grants and stock option practices from 1996 to present.

The special committee’s review is continuing, however, based on the results to date, we have determined that the measurement dates for certain stock option grants to employees, officers and directors during prior periods differed from the recorded dates for such awards primarily due to the following circumstances: (i) stock option grants which specified effective dates that may have preceded the dates of receipt of all necessary signatures or approvals, finalization of lists specifying stock option grants or an employee’s first date of employment; and (ii) stock option awards that were approved with exercise prices lower than fair market value on the effective date of grant.  In addition, we have determined that (a) the modification of certain stock option grants in connection with an employee’s termination of employment and (b) the exercise of certain stock options that had not vested prior to an employee’s termination, resulted in a new measurement date for such stock options.  As a result, we are required to record adjustments to non-cash charges for stock-based compensation expense in periods prior to July 1, 2006.  For periods prior to January 1, 2006, such charges are recorded in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and for subsequent periods in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.  These non-cash charges will have no impact on reported revenue, cash or cash equivalents.

Based on the results of the review to date, we have concluded that we will need to restate our financial statements for the quarters ended March 31, June 30 and September 30, 2005, the quarter ended March 31, 2006 and the fiscal years ended December 31, 2005, 2004 and 2003, as well as revise the financial information contained in our earnings release for the period ended June 30, 2006.  Accordingly, on August 9, 2006, management and our audit committee determined that such financial statements and all earnings releases and Forms 8-K filed pursuant to Item 2.02 relating to periods commencing on or after January 1, 2003 should no longer be relied upon.

Due to the volume of the data subject to the stock option review, we could not have completed our financial statements or our evaluation of the impact on internal controls in order to have timely filed the Form 10-Q for the quarter ended June 30, 2006 without unreasonable effort or expense.  We expect to file the Form 10-Q no later than the  fifth calendar day following the prescribed due date.

The information provided in this notice includes forward-looking statements, including statements regarding the nature and scope of the special committee’s review, expectations as to the completion and results of the review, the timing of the filing of our Form 10-Q for the period ended June 30, 2006 and the restatement of our financial statements for prior periods and the timing and impact thereof. Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: the results of the special committee’s review of our stock option grants and stock option practices, the outcome of litigation and the SEC’s inquiry into our stock option grants and any other governmental investigations, our ability to file required reports with the SEC and certain other factors that are detailed in our quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC.

In addition, the statements in this notice represent our expectations and beliefs as of the date of this notice. We anticipate that subsequent events and developments may cause these expectations and beliefs to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the date of this notice.

PART IV
OTHER INFORMATION

(1)                                  Name and telephone number of person to contact in regard to this notification:
Timothy J. Barberich  Tel: 508-481-6700

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes         ☐            No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes         ☐            No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described above, we cannot provide an estimate of the results of operations at this time, other than a comparison of consolidated revenues. For the three months ended June 30, 2006, our consolidated revenues were $264.4 million compared with consolidated revenues of $185.1 million for the three months ended June 30, 2005. For the six months ended June 30, 2006, our consolidated revenues were $550.1 million compared with consolidated revenues of $304.1 million for the six months ended June 30, 2005.

SEPRACOR INC.

_______________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2006	By:	/s/ Timothy J. Barberich
Name: Timothy J. Barberich
Title: Chief Executive Officer